Exhibit 99.1

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR
NYSE - AG	May 16, 2016
Frankfurt – FMV
Mexico - AG

First Majestic Silver Corp.

Changes Annual General Meeting Time

Vancouver, British Columbia - First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that as a result of a scheduling conflict with the venue where its annual general meeting of shareholders (the “AGM”) will be held, the time of the Company’s AGM has been rescheduled from 10:00 a.m. (Vancouver time) on May 26, 2016 to 11:00 a.m. (Vancouver time) on the same date.

The location of the AGM remains unchanged at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807

FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer, President & CEO